Exhibit 99.1

ASML Announces Appointment of New CFO to the Board of Management
VELDHOVEN, the Netherlands, 17 January 2018 - ASML Holding N.V. (ASML) today announces that the Supervisory Board intends to appoint Roger Dassen as Executive Vice President and Chief Financial Officer (CFO) to the Board of Management, subject to notification of the Annual General Meeting of Shareholders scheduled for 25 April 2018. Dassen succeeds Wolfgang Nickl who will leave ASML at the end of April (as announced on 12 September 2017). Roger Dassen (age 52) will join ASML on June 1, 2018.
Roger Dassen is the Global Vice Chairman, Risk, Regulatory, and Public Policy of Deloitte Touche Tohmatsu Limited (DTTL). In this capacity, he also serves as the Global Chief Ethics Officer and a member of the DTTL Executive. Dassen is a former CEO of Deloitte Netherlands. He has been a Deloitte Netherlands audit partner since 1996 and has served as advisory partner and/or global LCSP for a number of the firm’s largest clients.
Dassen is professor of auditing at the Free University of Amsterdam. He has a master’s degree in economics and business administration, and a PhD in business and economics from the University of Maastricht.
“We are very pleased to have Roger Dassen join us as our CFO. We welcome his deep financial expertise and broad managerial experience. The Board of Management is confident that he will quickly integrate into our senior management team to support ASML in delivering our company’s growth objectives,” said Peter Wennink, President and Chief Executive Officer at ASML.
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 19,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
Contacts
Monique Mols
Head of media relations
Contact Communications
 +31 652 844 418

Niclas Mika
Corporate Communications
Contact Communications
 +31 620 152 863
Skip Miller
VP Investor Relations Worldwide
 +1 480 235 0934
Marcel Kemp
Director Investor Relations – Europe
 +31 40 268 6494
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

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